SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BlackLine, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

09239B 109

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09239B 109

1.	Names of Reporting Persons. Therese Tucker
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Ms. Tucker is a U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,266,054[1]
	6.	Shared Voting Power 1,179,118[2]
	7.	Sole Dispositive Power 4,266,054[1]
	8.	Shared Dispositive Power 1,179,118[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,445,172[1,2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.79%[3]
12.	Type of Reporting Person (See Instructions) IN

1

Consists of (i) 29,590 shares of Common Stock held by the Reporting Person; (ii) 14,665 shares of Common Stock issuable pursuant to restricted stock units that are subject to vesting conditions within 60 days of December 31, 2019; (iii) 168,917 shares of Common Stock subject to options which are exercisable within 60 days of December 31, 2019; (iv) 577,200 shares of Common Stock held by the Isaac Tucker 2012 Irrevocable Gift Trust; (v) 577,200 shares of Common Stock held by the Roseanna Tucker 2012 Irrevocable Gift Trust; and (vi) 2,898,482 shares of Common Stock held by the Brian & Therese Tucker Living Trust.

2

Consists of (i) 874,128 shares of Common Stock held by the Tucker Legacy Trust, dated 12/30/2014; (ii) 54,074 shares of Common Stock held by the Claire Seimetz 2015 Trust; and (iii) 250,916 shares of Common Stock held by the Tucker-Seimetz Safety Net Trust.

3

The percentage is calculated using the 55,639,281 shares of Common Stock issued and outstanding as of October 31, 2019, as disclosed in the Issuer’s quarterly report on Form 10-Q (File No. 001-37924) filed with the Securities and Exchange Commission on November 7, 2019.

Item 1
	(a)	Name of Issuer: BlackLine, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 21300 Victory Boulevard, 12th Floor, Woodland Hills, CA 91367

Item 2
	(a)	Names of Person Filing: Therese Tucker
	(b)	Address of Principal Business Office or, if none, Residence: The principal business address of the Reporting Person is: 21300 Victory Boulevard, 12th Floor, Woodland Hills, CA 91367
	(c)	Citizenship: Ms. Tucker is a U.S. Citizen
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 09239B 109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78c).

	(b)	☐	Bank as defined in Section 3(a) (6) of the Act (15 U.S.C 78c).

	(c)	☐	Insurance Company as defined in Section 3(a) (19) of the Act (15 U.S.C 78c).

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	Investment Adviser in accordance with SS 240. 13d-1(b) (1) (ii) (E);

	(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with SS 240. 13d-1(b) (ii) (F);

	(g)	☐	Parent Holding Company or Control Person in accordance with SS.SS.240. 13d-1(b) (ii) (G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940(15 U.S.C 80a-3);

	(j)	☐	Group, in accordance with SS 240. 13d-1(b) (1) (ii) (J);

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 5,445,172[1,2]

Ms. Tucker, Mario Spanicciati, entities associated with Iconiq Strategic Partners, L.P. and entities affiliated with each of Silver Lake Sumeru Fund, L.P. and Silver Lake Technology Investors Sumeru, L.P. (collectively, the “Stockholders”) and the Issuer are parties to a Stockholder Agreement (the “Stockholder Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto. Silver Lake Sumeru Fund, L.P. and Silver Lake Technology Investors Sumeru, L.P. no longer holds any shares.

By virtue of the Stockholder Agreement and the obligations and rights thereunder, the Reporting Person, the Stockholders and/or certain of their affiliates may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The entities affiliated with each of Silver Lake Sumeru Fund, L.P. and Silver Lake Technology Investors Sumeru, L.P. no longer hold any shares of the Issuer’s Common Stock and no longer may be deemed a member of such a “group.” Based in part on information provided by the Issuer, such a “group” would be deemed to beneficially own an aggregate of 8,820,969 shares of Common Stock (which includes options to purchase 186,195 shares of Common Stock exercisable within 60 days of December 31, 2019 and 17,776 shares of Common Stock issuable pursuant to restricted stock units that are subject to vesting conditions within 60 days of December 31, 2019), or 15.85% of the Common Stock of the Issuer calculated pursuant to Rule 13d-3. The Reporting Person expressly disclaims beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. Certain entities affiliated with Iconiq Strategic Partners, L.P., and Mario Spanicciati are separately making Schedule 13G filings reporting their beneficial ownership of shares of Common Stock.

(b) Percent of class: 9.79%[3]
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 4,266,054[1]
(ii) Shared power to vote or to direct the vote 1,179,118[2]
(iii) Sole power to dispose or to direct the disposition of 4,266,054[1]
(iv) Shared power to dispose or to direct the disposition of 1,179,118[2]
1	Consists of (i) 29,590 shares of Common Stock held by the Reporting Person; (ii) 14,665 shares of Common Stock issuable pursuant to restricted stock units that are subject to vesting conditions within 60 days of December 31, 2019; (iii) 168,917 shares of Common Stock subject to options which are exercisable within 60 days of December 31, 2019; (iv) 577,200 shares of Common Stock held by the Isaac Tucker 2012 Irrevocable Gift Trust; (v) 577,200 shares of Common Stock held by the Roseanna Tucker 2012 Irrevocable Gift Trust; and (vi) 2,898,482 shares of Common Stock held by the Brian & Therese Tucker Living Trust.
2	Consists of (i) 874,128 shares of Common Stock held by the Tucker Legacy Trust, dated 12/30/2014; (ii) 54,074 shares of Common Stock held by the Claire Seimetz 2015 Trust; and (iii) 250,916 shares of Common Stock held by the Tucker- Seimetz Safety Net Trust.
3	The percentage is calculated using the 55,639,281 shares of Common Stock issued and outstanding as of October 31, 2019, as disclosed in the Issuer’s quarterly report on Form 10-Q (File No. 001-37924) filed with the Securities and Exchange Commission on November 7, 2019.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 4 above.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

/s/ Therese Tucker
Therese Tucker